UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 August 2017
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Development Update

This document contains inside information.
Development Update

CRH agrees $2.6bn divestment of Americas Distribution and €0.6bn acquisition of Fels in Europe
24 August 2017

CRH plc, the international building materials group, today announces two significant transactions as part of its continuing focus on growth and value creation through effective portfolio management and capital reallocation. The transactions comprise one divestment in the US and one acquisition in Europe. Both transactions are subject to regulatory approval.

In the Americas, CRH reached agreement to sell its Americas Distribution business to Beacon Roofing Supply, Inc. for a total consideration of $2.63 billion in cash (c.€2.2 billion). Americas Distribution, which has been part of the CRH Group for over 20 years, has historically executed a growth strategy based on focused acquisitions, selective greenfields and investments in private label products. While the business has delivered significant improvement in performance and returns in recent years, the absence of value accretive acquisition opportunities and a lack of visibility as regards a route to market leadership, has resulted in CRH's decision to divest this business now at an attractive valuation. In 2016, Americas Distribution reported EBITDA of €150 million on sales of €2.3 billion; profit before tax for the year amounted to €121 million, and gross assets at H1 2017 amounted to €1.2 billion.

In accordance with the Group's strategy, the proceeds from the divestment of Americas Distribution will be reallocated to value creating acquisitions and investments. In this context, CRH's Europe Heavyside business has agreed to acquire Fels, a leading German lime and aggregates business, for €0.6 billion (EV). With nine production locations in Germany and one each in the Czech Republic and in the Moscow region of Russia, Fels has leading market positions in the lime markets in each of these areas and over 1 billion tonnes of high quality limestone reserves. The Company has been a division of Xella International S.A. since 2001. CRH is a leading lime producer in the UK, Poland and Ireland with annual production volumes of 1.2 million tonnes and sales of €180 million. The integration of Fels with our existing lime businesses will give CRH a number two position in the attractive European lime market while providing a platform for further growth. In 2016, Fels reported EBITDA of €70 million on sales of €260 million.

These transactions are in addition to the H1 2017 development spend of €632 million on 13 acquisition/investment transactions, and disposal proceeds of €145 million, as reported in CRH's 2017 Interim Results announcement today. The planned divestment of one cement plant and one grinding station in Germany as announced by CRH on 1st March 2017, has not yet completed and remains subject to review by the German Competition Authority (Bundeskartellamt).

Commenting on these transactions, Albert Manifold, CRH Chief Executive, said:

"These transactions announced today demonstrate the execution of CRH's strategy of adding value through the efficient allocation and reallocation of capital, and in particular the deployment of capital into an attractive growth market in Europe, while maintaining our financial discipline. We are pleased that our Americas Distribution business is being acquired by a highly respected industry player and we wish our colleagues every success as they enter this new phase of their development. At the same time we see significant value creation potential from the Fels acquisition announced today, which will also be an exciting new development platform for CRH."

-Ends-

For further information:
Albert Manifold        Chief Executive
Senan Murphy          Finance Director
Frank Heisterkamp   Head of Investor Relations

CRH plc Tel: +353 1 404 1000

This document contains inside information and has been issued pursuant to Article 2.1(b) of Commission Implementing Regulation (EU) 2016/1055. The date and time of this statement is the same as the date and time that it has been communicated to the media.

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing c.87,000 people at c.3,800 operating locations in 31 countries worldwide. With a market capitalisation of c.€25 billion (August 2017), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index and the ISEQ 20. CRH's American Depositary Shares are listed on the NYSE.
For more information visit www.crh.com

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, D02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 24 August 2017
By:___/s/Neil Colgan___
N.Colgan
Company Secretary